Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

October 28, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 50 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 50”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 7, 2015, with respect to Amendment No. 50. Amendment No. 50 was filed on August 27, 2015, and included disclosure with respect to the SPDR® DoubleLine Total Return Tactical ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 50.

Summaries of the comments with respect to the Portfolio, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendments No. 50.

Prospectus Comments

1.	Comment: For purposes of clarity, please revise footnote two to the fee table in the “Fees and Expenses of the Fund” section.

Response: We have deleted footnote two to the fee table in the “Fees and Expenses of the Fund” section.

2.	Comment: Please confirm that the fee waiver and/or reimbursement reflected in the example numbers in the “Fees and Expenses of the Fund” section is only reflected for the period of time for which the contractual waiver and/or reimbursement is in effect.

Response: The Registrant confirms that the fee waiver and/or reimbursement is reflected in the expense example only for the period of time for which the contractual waiver is in effect, which is currently through October 31, 2016.

3.	Comment: We note that your cover letter indicates that Amendment No. 50 contains changes to the Fund’s principal strategies. Please provide us with information on the extent of those changes and, if the revised strategies are materially different from a portfolio risk perspective, confirm whether the risk disclosure is or will be revised to reflect the changed risks. In addition, in the future, please provide redlines showing any changes to a fund’s principal strategies.

Response: Amendment No. 50 reflects additions to the Fund’s principal strategies, including the use of bank loans, perpetual bonds, collateralized loan obligations, floating rate securities, variable rate securities, Rule 144A securities, repurchase agreements, reverse repurchase agreements and U.S. agency mortgage pass-through securities. The Registrant confirms that risk disclosure was added to the Prospectus to address the risks related to the use of such instruments. In the future, the Registrant will endeavor to provide documents which show changes to a fund’s principal strategies when filing post-effective amendments pursuant to Rule 485(a).

4.	Comment: We note that the Portfolio will invest in bonds, bank loans and collateralized loan obligations. Given recent concerns expressed by various governmental agencies, please tell us more about the liquidity policies and compliance procedures in place for monitoring these investments and risks.

Response: The Registrant complies with current SEC guidance on illiquid fund holdings as identified in the non-fundamental “Investment Restrictions” section of the statement of additional information. In addition, the Registrant and Fund have compliance policies and procedures that are reasonably designed to comply with the federal securities laws.

5.	Comment: We note that the Portfolio will invest in collateralized loan obligations and the Fund’s website discloses that 1.7% of the Portfolio’s assets are allocated to collateralized loan obligations. Please advise whether more than 15% of the Portfolio’s assets will be invested in collateralized loan obligations.

Response: Although the Registrant does not currently anticipate that the Portfolio will invest more than 15% of its assets in collateralized loan obligations, such investments could exceed 15% under certain market conditions.

6.	Comment: The last paragraph of “The Fund’s Principal Investment Strategies” section states that the Fund’s sub-adviser “seeks to maintain an investment portfolio with a weighted average effective duration of no less than 1 year and no more than 8 years,” and the Fund’s website discloses that the Fund has a modified adjusted duration of 4.2 years with an average maturity of 19.1 years. Please explain how the modified adjusted duration and average maturity are calculated and what causes them to be so far apart.

Response: Weighted average maturity is a measure of the average remaining maturities of the securities held by a fund, weighted by market value. Duration is a measure of a security’s sensitivity to changes in interest rates. Modified adjusted duration is a measure of a fund’s duration, based on the portfolio securities held by the fund, weighted by market value. Since weighted average maturity and modified adjusted duration measure different aspects of a fund’s portfolio, such metrics may differ from one another depending on the fund’s portfolio.

7.	Comment: We are aware of observations made by financial regulators to financial institutions expressing concerns that underwriting standards have declined in the leveraged loan market and setting expectations that underwriting standards should be raised. To the extent it is material to the Portfolio as a whole, please augment the “Bank Loan Risk” discussion to address the declines in underwriting standards as they relate to existing loans and discuss how increased underwriting standards might impact future investments by the Portfolio.

Response: The Sub-Adviser believes that the observations outlined in relevant guidance have already been taken into account in the market and are therefore not material to the Portfolio as a whole. Accordingly, the “Bank Loan Risk” discussion has not been revised.

8.	Comment: Please note our suggestion to provide shareholders with 60 days’ notice in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

9.	Comment: Please provide us with the Fund’s updated Financial Highlights table.

Response: Updated financial highlight information will be included in the upcoming 485(b) filing for the Registrant.

SAI Comments

10.	Comment: We believe that the “Potential Conflicts of Interest” disclosure on page 36 uses vague language that does not fully inform investors of actual or potential conflicts that may arise from the sub-adviser’s management of other portfolios with similar investment strategies as the Fund. Currently, the degree of overlap between the Fund and the sub-adviser’s other portfolios is unclear. Please revise the disclosure to address conflicts between the sub-adviser of the Fund and its other portfolios consistent with Item 20(a)(4) of Form N-1A.

Response: The Registrant believes the current disclosure addresses the information requested in Item 20(a)(4). Accordingly, the Registrant respectfully declines to make adjustments to the “Potential Conflicts of Interest” disclosure.

11.	Comment: Please explain the basis for why the operational matters discussed in the “Required Early Acceptance of Orders” are permissible under Rule 22c-1 under the 1940 Act.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable” (1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.